Gentor Resources Inc.

PRESS RELEASE

GENTOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – August 27, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that, further to its August 25, 2014 press release, it has closed a non-brokered private placement of 3,000,000 units of the Company (the "Units") at a price of Cdn$0.06 per Unit for proceeds to the Company of Cdn$180,000. Each Unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant (a "Warrant") entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. The Company intends to use the proceeds from this financing (the "Financing") for general corporate purposes. Arnold T. Kondrat was the purchaser of all of the Units. Mr. Kondrat is Chief Executive Officer, President and a director of the Company and, taking into account the Units acquired under the Financing, now holds 24,697,500 (or 32.82%) of the outstanding common shares of the Company, 1,500,000 Warrants and an additional 7,500,000 common share purchase warrants of the Company, with each such additional warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 until January 2016.

The said shares and Warrants issued by the Company under the Financing are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Gentor
Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.